SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------


                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 3)*



                              Carmike Cinemas, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                              Class A Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    143410-3
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 April 19, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  |_| Rule 13d-1(b)

                  |X| Rule 13d-1(c)

                  |_| Rule 13d-1(d)



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     * The  remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  143410-3                   13G                      Page 2 of 5 Pages



1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              John W. Jordan II


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                         (b) |_|


3.       SEC USE ONLY



4.       CITIZENSHIP OR PLACE OF ORGANIZATION

              United States

        NUMBER OF           5.  SOLE VOTING POWER          1,750,000
          SHARES
       BENEFICIALLY         6.  SHARED VOTING POWER            0
         OWNED BY
           EACH             7.  SOLE DISPOSITIVE POWER     1,750,000
        REPORTING
       PERSON WITH          8.  SHARED DISPOSITIVE POWER       0



9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,750,000


10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                                     |_|



11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             17.6%



12.      TYPE OF REPORTING PERSON*
              IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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                                                               Page 3 of 5 Pages

                         AMENDMENT NO. 3 TO SCHEDULE 13G

         This Amendment No. 3 to the Schedule 13G filed on March 13, 1987 (the "Schedule 13G") is on behalf of John W. Jordan II. The disclosure set forth in Items 2, 4 and 6 in the Schedule 13G is hereby amended and restated in its entirety in the manner set forth herein. The disclosure set forth in Items 1,3,5,7,8,9 and 10 of the Schedule 13G remains unchanged and is only restated herein.

Item 1.

      (a)  Name of Issuer: Carmike Cinemas, Inc. (the "Company")

      (b) Address of Issuer's Principal Executive Offices: 1320 Broadway, Columbus,Georgia 31901

Item 2.

      (a)  Name of Person Filing: John W. Jordan II

      (b) Address of Principal Business Office: 875 N. Michigan Avenue, Suite 4020, Chicago, Illinois 60611

      (c)  Citizenship: United States

      (d)  Title of Class of Securities: Class A Common Stock

      (e)  CUSIP Number: 143410-3

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

      (a)  |_| Broker or dealer registered under Section 15 of the Exchange Act;

      (b)  |_| Bank as defined in Section 3(a)(6) of the Exchange Act;

      (c) |_| Insurance company as defined in Section 3(a)(19) of the Exchange Act;

      (d) |_| Investment company registered under Section 8 of the Investment Company Act;

      (e)  |_| An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

      (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(G);

      (g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

                                                               Page 4 of 5 Pages


      (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

      (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

      (j)  |_| Group, in accordance with Rule 13d-1(b)(I)(ii)(J);

      If this statement is filed pursuant to Rule 13d-1(c), check this box.  |X|


Item 4.  Ownership.

     (a) Amount Beneficially Owned: The Jordan Trust is the owner of 448,205 shares of the Company's Class A Common Stock, representing approximately 4.5% of the outstanding shares of that class. John W. Jordan II is the sole trustee of The Jordan Trust, a charitable remainder trust, but he disclaims beneficial ownership of shares held in such trust. TJT(B), a charitable remainder trust, is the owner of 20,100 shares of the Company's Class A Common Stock, representing approximately 0.2% of the outstanding shares of that class. Mr. Jordan is the sole trustee of TJT(B), but he disclaims beneficial ownership of shares held in such trust. TJT(B) (Bermuda) Investment Company Ltd., all of whose capital stock is owned by TJT(B), is the owner of 1,281,695 shares of the Company's Class A Common Stock, representing approximately 12.9% of the outstanding shares of that class. Mr. Jordan is the sole trustee of TJT(B) and a director and officer of TJT(B) Bermuda Investment Company Ltd., but he disclaims beneficial ownership of shares held by such company.

     (b) Percent of Class: 17.6% (based upon 9,968,287 shares of Class A Common Stock reported outstanding on the Company's Annual Report on Form 10-K for the year ended December 31,1999)

     (c) Number of shares as to which such person has:

         (i)   sole power to vote or to direct the vote: 1,750,000

         (ii)  shared power to vote or to direct the vote:  0

         (iii) sole power to dispose or to direct the disposition of: 1,750,000

         (iv)  shared power to dispose or to direct the disposition of:  0


Item 5.  Ownership of Five Percent or Less of a Class.

     Not applicable.


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                                                               Page 5 of 5 Pages


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         TJT(B) (Bermuda) Investment Company Ltd., all of whose capital stock is owned by TJT(B), is the direct owner of 1,281,695 shares of the Company's Class A Common Stock, representing approximately 12.9% of the outstanding shares of that class. Mr. Jordan is the sole trustee of TJT(B) and a director and officer of TJT(B) Bermuda Investment Company Ltd., but he disclaims beneficial ownership of shares held by such company.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable.


Item 8.  Identification and Classification of Members of the Group.

         Not applicable.


Item 9.  Notice of Dissolution of Group.

         Not applicable.


Item 10.  Certifications.

         By signing below I certify that, to my best knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 5, 2000


                                                     /s/ John W. Jordan II
                                                     --------------------------
                                                     Name: John W. Jordan II